UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)

                         AMENDMENT NO. 2

                       AUTOBYTEL.COM INC.
                        (Name of Issuer)

                  Common Stock, $.001 par value
                 (Title of Class of Securities)

                           05275N 10 6
                         (CUSIP Number)

                         Peter R. Ellis
                          Susanne Ellis
                     1550 Bayside Drive, #2
                Corona del Mar, California 92625
                    Tel. No.: (949) 760-5025
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                         with a copy to:
                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
                    610 Newport Center Drive
                           Suite 1700
                 Newport Beach, California 92660

                        October 20, 2000
             (Date of Event which Requires Filing of
                         this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [x]

CUSIP No. 05275N 10 6


1    NAME OF REPORTING PERSON
          Peter R. Ellis
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Inapplicable
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ x ]
     (b)  [    ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                    7    SOLE VOTING POWER
                         1,653,472 shares of common stock<1>
NUMBER OF
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             -0-
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                1,653,472 shares of common stock<1>
PERSON
WITH                10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,653,472 shares of common stock<1>

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1%

14   TYPE OF REPORTING PERSON
     IN

--------------------
[FN]

<F1> These shares of the Issuer's common stock are held in a revocable trust for the benefit of Peter R. Ellis ("Reporting Person 1") and his spouse, Susanne Ellis ("Reporting Person 2"). Reporting Person 1 and Reporting Person 2 are the trustees of the revocable trust, and each has sole voting and dispositive power over the shares held in the trust.


SEC 1746 (3-98)

CUSIP No. 05275N 10 6


1    NAME OF REPORTING PERSON
          Susanne Ellis
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Inapplicable
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ x ]
     (b)  [    ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                    7    SOLE VOTING POWER
                         1,672,194 shares of common stock<2>
NUMBER OF
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             -0-
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                1,672,194 shares of common stock<2>
PERSON
WITH                10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,672,194 shares of common stock<2>

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.2%

14   TYPE OF REPORTING PERSON
     IN

SEC 1746 (3-98)


--------------------
[FN]

<F2> These shares are held in three trusts.  1,653,472 shares of the Issuer's common stock are held in a revocable trust for the benefit of Susanne Ellis ("Reporting Person 2") and her spouse, Peter R. Ellis ("Reporting Person 1"). Reporting Person 2 and Reporting Person 1 are the trustees of this trust, and each has sole voting and dispositive power over the shares held in the trust. 18,722 shares of the Issuer's common stock are held in two trusts for the benefit of certain members of Reporting Person 2's immediate family; Reporting Person 2 is the trustee of these trusts, and has sole voting and dispositive power over the shares held in the trusts.


Item 4.  Purpose of Transaction

     Item 4 of this Statement on Schedule 13D, filed by Peter R. Ellis and Susanne Ellis (collectively, the "Reporting Persons") with respect to the Common Stock, $.001 par value (the "Common Stock") of Autobytel.com Inc., a Delaware corporation (the "Issuer"), is hereby amended and restated to read in its entirety as follows:

          The Reporting Persons acquired all of the shares of Common Stock beneficially owned by them for investment purposes. The Reporting Persons intend to evaluate the Issuer's financial condition, business operations and prospects, the market price of the Common Stock, alternative investment opportunities, conditions in the securities markets generally and other factors on an ongoing basis. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time. The Reporting Persons specifically reserve the right to purchase or to sell additional shares of Common Stock of the Issuer on the open market or in private transactions.


Item 5.  Interest in Securities of the Issuer

     Item 5 of this Statement on Schedule 13D is hereby amended and restated to read in its entirety as follows:

          (a) Reporting Person 1 beneficially owns 1,653,472 shares of Common Stock, which represent approximately 8.1% of the outstanding shares of Common Stock (see cover page).

               Reporting Person 2 beneficially owns 1,672,194 shares of Common Stock, which represent approximately 8.2% of the outstanding shares of Common Stock (see cover page).

               Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, the Reporting Persons are each deemed to be the beneficial owner of 1,653,472 shares of the Issuer's common stock held in a trust for the benefit of the Reporting Persons. The Reporting Persons, as a group, beneficially own an aggregate of 1,672,194 shares of the Issuer's common stock, which represent approximately 8.2% of the outstanding shares of Common Stock.

          (b) Reporting Person 1 has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 1,653,472 shares (see cover page).

               Reporting Person 2 has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 1,672,194 shares (see cover page).

               The Reporting Persons, as a group, have the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, an aggregate of 1,672,194 shares of the Issuer's common stock.

          (c) A list of transactions effected by the Reporting Persons on the open market in the last sixty days follows. The Reporting Persons made the following sales primarily to fund certain alternative investment opportunities that were presented to the Reporting Persons. As set forth in Item 4 above, the Reporting Persons reserve the right to purchase or to sell additional shares of Common Stock of the Issuer on the open market or in private transactions.

                Transaction    No. of Shares    Price Per
                   Date             Sold          Share
                ------------   --------------   -----------

                 8/31/00          10,000         $5.00
                  9/4/00           1,000         $5.125
                  9/4/00           2,500         $5.00
                  9/4/00           2,000         $4.9375
                  9/4/00           3,000         $4.875
                  9/4/00           2,500         $4.78125
                  9/4/00           2,500         $4.75
                  9/5/00           1,300         $5.00
                  9/5/00           2,500         $4.875
                  9/6/00           1,100         $5.00
                  9/6/00           3,900         $4.875
                  9/8/00           5,000         $4.75
                 9/11/00           5,000         $4.875
                 9/12/00           5,000         $4.875
                 9/13/00           5,000         $5.00
                 9/13/00           5,000         $4.9375
                 9/13/00           5,000         $4.875
                 9/15/00           5,000         $5.0625
                10/13/00          10,000         $6.125
                10/16/00           5,000         $6.00
                10/17/00          10,600         $6.00
                10/17/00           4,400         $6.0625
                10/20/00          10,000         $5.78125
                10/20/00          10,000         $6.03125

          (d) Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2000


                                   /s/  Peter R. Ellis
                              ----------------------------
                              Peter R. Ellis



                                   /s/  Susanne Ellis
                              ----------------------------
                              Susanne Ellis